April 7, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
Forms 10-QSB for the quarters ended January 31, 2005
File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your March 31, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1. Please explain in greater detail the types of costs you incur for engineering and architectural plans and the timing of such expenditures in relation to the production of the specific modular structure. For example, do you incur these costs for a particular modular structure that you plan to sell or do these costs relate to a design of a prototype or model? In addition, tell us how you considered the guidance in SFAS 2 in accounting for these costs.

2. We read your response to comment 2. Quoted market prices, if available, is the best evidence of fair value and should be used as the basis for measuring the fair value of your common stock. This includes quoted market prices in a dealer market, which in absence of quoted market prices in an exchange market is the best evidence of fair value. We object to your notion that a dealer market is not an active market. Accordingly, please revise your financial statements to reflect the value of the beneficial conversion feature and additional interest expense over the term of the note through November 2003 in accordance with EITF 98-5 and EITF 00-27.


*  *  *  *

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Accounting Branch Chief
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Global Diversified Industries, Inc.
April 7, 2005
Page 1